Exhibit 99 (a)(20)

This document should not be transmitted, distributed or released in or into any jurisdiction in which such an act would constitute a violation of the relevant laws of such jurisdiction.

Scottish Power plc

Return of Cash—Repurchase of B Shares

Scottish Power plc has appointed UBS and Morgan Stanley, as its agents, to make the Initial Repurchase Offer on the Company’s behalf in accordance with the Circular and the US Supplemental Memorandum, each dated 31 March 2006.

UBS and Morgan Stanley hereby make the Initial Repurchase Offer, each acting as agent for Scottish Power plc, to purchase the 240,324,768 B Shares in respect of which valid elections have been received from shareholders and ADS Holders in an on-market transaction on the terms set out in the Circular and the US Supplemental Memorandum. The offer is to purchase B Shares for £3.60 each, free of all dealing expenses and commissions.

With respect to shareholders, it is expected that New Ordinary Share certificates, retained B Share certificates, sales advices, cheques in respect of the Single B Share Dividend and /or B Shares purchased under the Initial Repurchase Offer, as appropriate, and cheques for any fractional entitlements, will be despatched to relevant shareholders or relevant shareholders will have their CREST accounts credited with the proceeds, as appropriate, on 5 June 2006.

With respect to ADS Holders, cheques and transaction advices are expected to be despatched and book-entry credits made on or after 12 June 2006 in respect of B Shares purchased under the Initial Repurchase Offer, the Single B Share Dividend and any fractional entitlements.

Notes:

All capitalised terms shall have the meanings given to them in the Circular and the US Supplemental Memorandum, each dated 31 March 2006.

For further information:

Colin McSeveny	Head of Media Relations	0141 566 4515
Jennifer Lawton	Director, Investor Relations	0141 636 4527
Philip Shelley	UBS Limited	020 7567 8000
Alisdair Gayne	Morgan Stanley & Co. Limited	020 7425 8000